Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2012		2011		2010
Earnings:
Net earnings before income taxes	$111.3		$197.3		$195.2
Less: capitalized interest	(1.4)		(0.8)		(1.3)
Plus: fixed charges	22.2		25.0		26.9
	$132.1		$221.5		$220.8

Fixed Charges:
Interest charges	$18.2		$21.0		$22.7
Capitalized interest	1.4		0.8		1.3
Plus interest factor in operating rent expense	2.6		3.2		2.9
	$22.2		$25.0		$26.9

Ratio of earnings to fixed charges	5.95	x	8.86	x	8.21	x